                                                                      Exhibit 12

                  FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES



                                                                                              Nine Months Ended
                                                    Year Ended August 31                     -------------------
                                ---------------------------------------------------------    May 31,     May 31,
                                  1990        1991        1992        1993         1994       1994        1995
                                --------    --------    --------    --------     --------    -------    --------
                                                      (Dollars in Thousands)
Net Income (Loss)............   $ 48,580    $ 42,693    $ 61,046    $(30,400)    $ 73,876    $43,308    $129,043

Income Tax Expense (Benefit).   $  9,604    $  7,473    $  9,458    $ (6,433)    $  4,890    $ 2,255    $ 21,439

Minority Interest in Income
 of Subsidiary that has
 Fixed Charges...............        -0-         -0-         -0-         865          333        395          74

Minority Interest in Loss of
 Subsidiary that has fixed
 costs.......................        -0-         -0-         -0-         (37)      (4,855)    (5,352)      2,415

Equity Interest in Loss
 (Earnings) of Less-than-
 fifty Percent Owned
 Investees...................        113         856       2,341       1,007         (603)      (211)        783

Total Fixed Charges
 (excluding interest
 capitalized)................     47,000      54,443      47,719      55,268       64,383     47,061       48,882
                                --------    --------    --------    --------     --------    -------     --------

Earnings.....................   $105,297    $105,465    $120,564    $ 20,270     $138,024    $87,457     $202,637
                                ========    ========    ========    ========     ========    =======     ========

Fixed Charges:
 Interest (including
  amounts capitalized).......    $37,226    $ 42,481    $ 34,426    $ 43,873     $ 51,842    $38,390     $ 39,986

Estimated Interest Component
 of Rentals..................     11,652      12,290      13,293      13,006       12,898      8,752        9,451
                                --------    --------    --------    --------     --------    -------     --------

Total Fixed Charges..........   $ 48,878    $ 54,771    $ 47,719    $ 56,879     $ 64,740    $47,141     $ 49,437
                                ========    ========    ========    ========     ========    =======     ========

Ratio of Earnings to Fixed
 Charges.....................        2.2         1.9         2.5      Note 1          2.1        1.9          4.1

Earnings Inadequate to Cover
 Fixed Charges...............                                       $ 36,609
                                                                    ========
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(1)  In computing the ratio of earnings to fixed charges, earnings represent pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the
     Company's share of 50%-owned entities and any distributed earnings (but not losses or undistributed earnings) of less-than-50% owned entities plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended
     August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.